

December 12, 2023

Martin Kay
Chief Executive Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

   Re: Netcapital Inc.
     Amendment No. 2 to Form S-1
     Filed November 30, 2023
     File No. 333-275210

Dear Martin Kay:

   We have conducted a limited review of your registration statement and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form S-1 Filed November 30, 2023

Cover Page

1. We note your response to prior comment 2. Please describe on the cover page your arrangements to place the funds in an escrow, trust, or similar account, or if you have not made these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Risk Factors

Risks Related to Our Need for Additional Capital, page 13

2. We note that this offering has gone from a firm commitment, to a best efforts offering with a placement agent, to an offering where selling efforts will be conducted by your officers and directors. Add a risk factor to clarify that the present offering may not raise the full amount registered. If you are not able to sell a significant portion of the shares registered, an investor in this offering may purchase shares in a company that remains under capitalized.

Use of Proceeds, page 27

3. Given that this is a best efforts, no minimum offering, please revise your Use of Proceeds section to show the impact of receiving proceeds at varying levels., e.g. 25%, 50%, 75% and 100% of the securities being sold.

Plan of Distribution, page 66

4. We note your disclosure that this is a best efforts offering conducted by your officers and directors. Please revise your Plan of Distribution to clarify whether these officers and directors are registered broker-dealers under Section 15 of the Exchange Act or, if not, whether you intend to rely on Rule 3a4-1 of the Exchange Act. Your response should include a supplemental analysis of the basis for your reliance demonstrating how these officers and directors will maintain the safe harbor, if applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Gregory R. Carney, Esq.